Exhibit 99.1

Hunter Maritime Acquisition Corp. Announces the Separate Trading of its Class A Common Shares and Warrants commencing January 9, 2017
January 6, 2017 — Hunter Maritime Acquisition Corp. (the "Company") today announced that holders of the Company's units may elect to separately trade the Class A common shares and warrants underlying such units, commencing on January 9, 2017. Those units not separated will continue to trade on the NASDAQ Capital Market under the symbol "HUNTU" and the shares and the warrants will trade on the NASDAQ Capital Market under the symbols "HUNT" and "HUNTW," respectively. Holders will need to have their brokers contact our transfer agent in order to separate the units into Class A common shares and warrants. No fractional warrants will be issued upon separation of the units and only whole warrants will trade.
A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on November 18, 2016. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The offering was made only by means of a prospectus.  Copies of the prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.
About Hunter Maritime Acquisition Corp.
Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in of vessels) or one or more operating businesses, which the Company intends to be in the international maritime shipping industry.
Forward-Looking Statements
This press release contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statement on Form F-1 (File No. 333-214058), as amended from time to time, under the heading "Risk Factors." The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

Hunter Maritime Acquisition Corp.
Ludovic SAVERYS
Chief Financial Officer
Tel: +32 3 - 247 59 10
E-mail: ludovic.saverys@cmb.be